Exhibit 99.18

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

ANDERSON ENERGY LTD. ANNOUNCES CLOSING OF

$27.9 MILLION BOUGHT DEAL FINANCING

Calgary, Alberta, February 3, 2010 (TSX: AXL)—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) announces that it has closed its previously announced bought deal equity financing with a syndicate of underwriters to sell 19,250,000 common shares at a price of $1.45 per share for aggregate gross proceeds of $27,912,500 (the “Offering”). BMO Capital Markets and RBC Capital Markets led the syndicate which included Cormark Securities Inc., National Bank Financial Inc., CIBC World Markets Inc. and GMP Securities L.P. (the “Underwriters”). Anderson Energy has granted the Underwriters an option to buy up to an additional 2,887,500 shares for additional gross proceeds of $4,186,875, solely to cover over-allotments, exercisable up to 30 days after closing of the Offering.

Net proceeds of the Offering will be approximately $26.1 million after fees and expenses and will be initially used to pay down bank debt. The Company has recently increased its capital budget to $87 million to expand its Cardium light oil horizontal drilling program.

Anderson Energy has 80 gross (47 net) sections of land in the Cardium light oil fairway. In the first quarter of 2010, the Company is planning on drilling one 100% working interest well and participating in one outside operated 25% working interest well. Based on industry activity, potential development drilling density could be two to four wells per section. On a three well per section drilling density, the Company has a potential inventory of 240 gross (141 net) locations.

Certain statements made herein contain forward-looking information, including statements concerning the anticipated use of proceeds of the Offering and the anticipated size of the Cardium horizontal drilling program. Although Anderson Energy believes these statements to be reasonable, the assumptions upon which they are based may prove to be incorrect. Furthermore, the forward-looking statements contained in this press release are made as at the date of this press release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information please contact:

Brian Dau

President & Chief Executive Officer

Anderson Energy Ltd.

(403) 262-6307